Exhibit 5.1 and 23.2

LAW OFFICES OF

DARIN H. MANGUM

A PROFESSIONAL LIMITED LIABILITY COMPANY

VINTAGE I I BUILDING

SUITE 210

4692 NORTH 300 WES T

PROVO, UTAH 84604 USA

TELEPHONE: 801.226.7583 FACSIMILE: 801.655.2365

E-MAIL: DHMANGUM@MANGUMLAW.NET

INTERNET: WWW.MANGUMLAW.NET

September 23, 2008

VIA U.S. MAIL

energiUS Management LLC

2 Park Plaza, Suite 1075

Irvine, California 92614

RE: “energiUS Funds” series of limited partnerships

Gentlemen:

We have acted as counsel to you (the “Company”) in connection with the Registration Statement on Form S-1 (the “Registration Statement”) pertaining to the registration of up to 5,000 Units of additional general partner or limited partner interest (the “Units”) in a series of up to five (5) to be-formed limited partnerships (the “Partnerships”) in which you shall act and serve as the Managing General Partner.

In that connection, we have examined originals, or copies certified or otherwise identified to our satisfaction, of such documents, corporate records and other instruments as we have deemed necessary for the purposes of this opinion.

For purposes of this opinion, we have assumed the authenticity of all documents submitted to us as originals, the conformity to the originals of all documents submitted to us as copies, and the authenticity of the originals of all documents submitted to us as copies. We have also assumed the genuineness of the signatures of persons signing all documents in connection with which this opinion is rendered, the authority of such persons signing on behalf of the parties thereto other than the Company, and the due authorization, execution and delivery of all documents by the parties thereto other than the Company.

Based on the foregoing, we are of the opinion that:

(1) The Company is a limited liability company validity existing and in good standing under the laws of the State of Nevada.

(2) The Units have been duly authorized upon formation of a Partnership and when they are issued subject to effectiveness of the Registration Statement and compliance with applicable state securities laws, and the Partnership’s Limited Partnership Agreement is amended to reflect the admission of the purchasers of the Units as limited partners or additional general partners, the Units will be validly issued, fully paid, and non-assessable.

Assuming compliance with, and subject to the requirements in paragraph (2) above, and that the Partnership is operated and its business is conducted in accordance with the terms of its Certificate and Agreement of Limited Partnership and the Nevada Uniform Limited Partnership Act (the “Act”) including the prohibitions in the Act upon a limited partner taking part in the control of the Partnership business, the liability of each limited partner under the Act will be limited to the amount of his required capital contribution to the Partnership. In contrast, additional general partners will be jointly and severally liable together with you as the Managing General Partner, for all liabilities of the Partnership to which they belong. Under the Certificate and Agreement of Limited Partnership and the Act, neither a limited partner nor an additional general partner, is entitled to a return of his contribution to the Partnership but must look solely to distributions from the Partnership of cash and other Partnership assets for the return of his investment. In the event any such distributions to the limited partners are deemed to be a return of capital or a wrongful distribution, then the limited partner would be personally liable to the Partnership to such an extent.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to this firm under the section entitled “Legal Opinions” in the Registration Statement.

Very Truly Yours,

DARIN H. MANGUM, PLLC

A Professional Limited Liability Company

/s/ Darin H. Mangum

Darin H. Mangum

Attorney at Law

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